Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement on Form S-3 and related Prospectus of Oscient Pharmaceuticals Corporation for the registration of $100,000,000 of shares of its common stock, debt securities and warrants to purchase shares of its common stock and/or debt securities and to the incorporation by reference therein of our reports dated March 3, 2006, with respect to the consolidated financial statements of Oscient Pharmaceuticals Corporation, Oscient Pharmaceuticals Corporation’s management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Oscient Pharmaceuticals Corporation, included in its Annual Report (Form 10-K) for the year ended December 31, 2005, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Boston, Massachusetts

September 25, 2006